Ekso Bionics Holdings, Inc.

1414 Harbour Way South,

Suite 1201

Richmond, CA 94804

June 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	Pamela A. Long
Kate McHale

Re:	Ekso Bionics Holdings, Inc.
Registration Statement on Form S-3
Filed June 6, 2017
File No. 333-218517

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ekso Bionics Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-218517, as amended, to 4:45 p.m., Eastern Time, on Wednesday, June 14, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin M. Anderman of Nutter McClennen & Fish LLP, counsel to the Company, at (617) 439-2446, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Thomas Looby
Name:	Thomas Looby
Title:	Chief Executive Officer

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